

NUMBER

00

SHARES

Advanced Credit Technologies, Inc.

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

Authorized to Issue 100,000,000 Shares Common Stock At $.001 Par Value

This Certifies That _____

is hereby issued _____ *fully paid*

and non-assessable Shares of the Stock of the above named Corporation transferable only on the books

of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this

Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized

officers and its Corporate Seal to be hereunto affixed this _____ day of _____ A. D. _____



_____
SECRETARY

_____
PRESIDENT